Exhibit 99.1

TD Mortgage Investment Corporation Announces Redemption
of Preferred Shares, Series A Known as "HYBRIDS"

     TORONTO, September 11, 2007 - TD Mortgage Investment Corporation, a subsidiary of The Toronto-Dominion Bank, announced today its intention to redeem all of its outstanding 350,000 Preferred Shares, Series A ("HYBRIDS") on October 31, 2007, at a price per HYBRID of $1,000 plus the declared and unpaid dividend payable on the October 31, 2007 redemption date. Notice will be delivered to HYBRID holders in accordance with the terms attaching to the HYBRIDS.

     After October 31, 2007, the HYBRIDS will cease to be entitled to dividends and the holders of such shares will not be entitled to exercise any rights of shareholders in respect of the HYBRIDS except receiving the redemption price.

     About TD Bank Financial Group

     The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group. TD Bank Financial Group serves more than 14 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust; Wealth Management, including TD Waterhouse and an investment in TD Ameritrade; U.S. Personal and Commercial Banking through TD Banknorth; and Wholesale Banking, including TD Securities. TD Bank Financial Group also ranks among the world's leading on-line financial services firms, with more than 4.5 million on-line customers. The Bank had $404 billion in assets as of July 31, 2007. The Toronto-Dominion Bank trades on the Toronto and New York Stock Exchanges under the symbol "TD", as well as on the Tokyo Stock Exchange.

For further information: John van Boxmeer, Vice President, Finance, (416) 308-7309